UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Establishes Automatic Share Purchase Plan

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 30, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a leading provider of fully integrated end-to-end solutions for Internet of Things (IoT) applications, today announced that, in connection with its previously announced normal course issuer bid (the “NCIB”) to purchase for cancellation up to 3,149,199 of its common shares (“Common Shares”), it entered into an automatic share purchase plan (“APP”) with a designated broker to allow for the purchase of Common Shares under the NCIB at times when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions.

Pursuant to the U.S. Securities and Exchange Commission’s Rule 10b5-1 and applicable Canadian provincial securities legislation, including the guidance under the Ontario Securities Commission’s Staff Notice 55-701, an APP permits the broker to effect repurchases of Common Shares in the future on an automatic basis regardless of any material, non-public information the Company may be in possession of at such time. An APP can only be established at a time when the Company is not in possession of material, non-public information. Once the APP is established, the Company is not permitted to exercise any further discretion or influence over how repurchases will occur under the APP. Purchases of Common Shares by the broker are subject to certain price limitations and other parameters prescribed by the Toronto Stock Exchange (the “TSX”), applicable securities laws and the terms of the APP. The Company may only suspend or terminate the APP in the future if it is not in possession of any material, non-public information at the time and it notifies the public accordingly. The APP has been pre-cleared by the TSX and will be implemented effective November 30, 2016. The first purchases under the APP may commence on January 2, 2017, following the completion of a voluntary 30-day “cooling-off period”.

The NCIB commenced on February 9, 2016, and will terminate no later than February 8, 2017. All repurchases made under the APP will be included in computing the number of Common Shares purchased under the NCIB. As of November 30, 2016, the Company has repurchased a total of 809,872 Common Shares under the NCIB.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the fourth quarter of 2016 and our fiscal year 2016, our business outlook for the short and longer term, statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

  Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.
  Are not promises or guarantees of future performance. They represent our current views and may change significantly.
  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:
  our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
  our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
  expected cost of goods sold;
  expected component supply constraints;
  our ability to "win" new business;
  our ability to integrate acquired businesses and realize expected benefits;
  expected deployment of next generation networks by wireless network operators;
  our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and
  expected tax rates and foreign exchange rates.
  Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:
  competition from new or established service providers or from those with greater resources;
  disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
  the loss of any of our significant customers;
  cyber-attacks or other breaches of our information technology security;
  difficult or uncertain global economic conditions;
  our financial results being subject to fluctuation;
  our ability to attract or retain key personnel;
  risks related to infringement on intellectual property rights of others;
  our ability to obtain necessary rights to use software or components supplied by third parties;
  our ability to enforce our intellectual property rights;
  our ability to respond to changing technology, industry standards and customer requirements;
  our reliance on single source suppliers for certain components used in our products;
  failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;
  our dependence on a limited number of third party manufacturers;
  unanticipated costs associated with litigation or settlements;
  our dependence on wireless network carriers to promote and offer acceptable wireless data services;
  risks related to contractual disputes with counterparties;
  risks related to governmental regulation;
  risks related to the transmission, use and disclosure of user data and personal information; and
  risks inherent in foreign jurisdictions.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

CONTACT:
Sierra Wireless
Investor Relations
David Climie, +1-604-231-1137
dclimie@sierrawireless.com
or
Public Relations
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	November 30, 2016